August 15, 2008
VIA EDGAR
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Mail Stop 3561
Washington, DC 20649

Re:	Brazil Fast Food Corp. (the “Company”) Form 10-K for the Year Ended December 31, 2007 File No. 000-23278
Dear Mr. Humphrey:
     The Company hereby responds to the Commission staff’s comment letter dated July 21, 2007 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. Please note that for the staff’s convenience, we have recited the staff’s comment in bold and provided the Company’s response immediately thereafter.
Form 10-K for the Year Ended December 31, 2007
     It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you arc required to report on your management’s assessment of internal control over financial reporting.
     If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.
     In performing your evaluation, you may find the following documents helpful:
•	the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf
•	the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf and
•	the Sarbanes-Oxley Section 404 — A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guide.shtml).

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
August 15, 2008

     In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.
     Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely tiling of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
     We respectfully advise the Staff that the Company’s Management Assessment of Internal Control over Financial Reporting (the “Report”) can be found in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “10-K”), beginning on page 33 and ending on page 45 of the 10-K. We attach the Report as Exhibit A to this letter.
     The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; (2) the staff’s comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you.

Sincerely,
/s/ Ricardo F. Bomeny
Ricardo Figueiredo Bomeny
Chief Executive Officer and Acting Chief Financial Officer Brazil Fast Food Corp.

EXHIBIT A

MANAGEMENT ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

1.	INTRODUCTION

BFFC has been operating the brand Bob’s since 1996. Bob’s brand and chain have existed since 1952, always growing and increasing its brand’s visibility and prestige and is recognized today as one of the fast-food leaders in Brazil. Throughout those years, between 1952 and 1996, Bob’s had many administrations. At the beginning, the company had a vertical administration, comprising the industry that produced food and equipment. At the last stage, before BFFC took over, the industrial activity was abandoned and the company turned to the commercialization of fast-food products.

In 1996, the retail chain was already divided into outlets and franchising stores. From 1996 to 2002, the company stimulated the increase of franchises and struggled against hard times in Brazil’s economy. The company’s finances were deeply affected by those challenges and in 2002 it was necessary to inject money into the company and change the course of investments. Two Brazilian partners, industrial entrepreneurs of the construction and fuel markets, took over the stockholding control and the firm’s administration. The first four years of the new stage were dedicated to restore the financial situation, refurbish the outlets and renew the franchise stores that showed lack of adaptation to the business in its new concepts.

The result was really positive. It was possible to recover the net wealth that was negative, increase liquidity, eliminate high-cost debts, recover the stores and brand’s image, improve the products and place Bob’s again at the top of the Brazilian market restaurants. At the same time, the chain grew from 250 to 440 stores at the end of 2005.

The year of 2006 was the first year of successes. Over 80 sales points were inaugurated and there started the elaboration and execution of a strategic plan aiming at the ingress into the concept of multibrands. At the end of that year, the company negotiated with Yum! the operation of its KFC brand in Brazil, made real in April 2007. At the same time, the Holding Brazilian Fast Food Corporation — BFFC — was created, starting to control VENBO and CFK, respectively operating the brands Bob’s and KFC. This gave rise to a fiscal planning that gave a new impulse to the company’s finances.

In the year of 2007, a complete review of the group’s administrative and financial operational processes was carried out, which will be applied in 2008 and at the moment are already in force.

Until 2007, the processes responded to very old norms that needed to be adapted to the new organization, but were never left unobserved by the administrators. Those norms focused on the operational and financial movement of the stores, as well as their revenue and expenses control. In the first years of their management, the new administration decided to keep the procedures and increase the controls over them. The new processes will bring new energy to the decisions and will allow a faster and deeper control of the financial movements.

It must be emphasized that the franchisor activity motivated the alteration of the franchisee selection process, greatly influencing the chain operation, the maintenance of brand prestige and the financial results of the company. Finally, it should be highlighted the initial effort at the end of 2007 to reformulate the information technology of the chain of stores and headquarters. For many years this sector was hindered by a long-lasting and stressful litigation with the store equipment supplier, of financial root, and linked to the credit rules in Brazil. This was finally concluded in the last quarter of 2006 and made it possible to get rid of the old equipment and start the IT reformulation in the group.

Throughout that long period of adjustments, the company’s accounting was always the object of attention of the administrators and was rigidly submitted to independent internal and external audits. In 1996 and later in 2002, the company’s past left innumerable fiscal problems, franchisees in debt and legal problems concerning lease and work. In the new administration’s years, these problems have been gradually eliminated and always highlighted in the yearly and quarterly reports as contingencies, generally object of provision in the liabilities in the balance sheets whenever their materiality and the knowledge of values allowed. The current administration estimates that almost all the problems have been solved or equated and are today recorded in a clear and fair way in the financial reports.

An analysis will now be made of the controls the administrations performed until 2007 over the old procedures and norms, as well as the changes they underwent in order to have their precision and efficiency increased.

2.	BFFC’S ACTIVITIES

BFFC has always carried out its activity in the restaurants domain exclusively through its branch at 100% in Brazil, VENBO Comércio de Alimentos Ltda. It has created the Holding Brazilian Fast Food Corporation with 100% control, which at its turn controls VENBO and CFK Comércio de Alimentos Ltda, which operates the brand KFC. In the same proportion, it also controls a small company, SUPRILOG Logística Ltda, which for a while served as a haulage firm to the chain to solve a problem of the logistic operator and was later deactivated when the operator took up the transportation service again. SUPRILOG will be reactivated in 2008 in order to administer the equipment depots, reposition parts, construction, marketing and information technology materials for all the companies that will integrate the group in the future, when the company extends the brands operated. This same company will be useful for an incipient purchasing and selling activity of certain products of strategic character that is now starting with the raw materials for new milkshakes sold by the chain under Bob’s brand’s protection.

The activities are divided into two distinct sectors: exploration of outlets and expansion and administration of the franchisees network. The 4 KFC outlets are operated as Yum! franchises, in a separate company already mentioned before. Bob’s outlets are managed by a VENBO’s Outlets Department. The franchising activity constitutes the VENBO’s Franchises Department and concentrates the entire group’s administration. This Department represents BFFC’s head office, which is usually referred to as “Chain Support” to make it clear that it is at the service of the stores that are the source activity of our corporate life.

Below is an organizational chart of the group and the executive organizational chart based in the VENBO’s Franchises Department.

3.	ORGANIZATIONAL CHARTS

See at the end of this report.

4.	PROCESSES THAT INFLUENCE THE ACCOUNTING AND FINANCIAL STATUS

4.1	STORES

4.1.1	Supplies

The stores are stocked up with food, beverages and packaging (FBP) that integrate the products sold, straight from some suppliers who take their products throughout the country (in March 08 there are 600 stores in all states), from local suppliers of fresh food like fruits and vegetables and from the logistic distributor that is chosen by the franchisor. The same logistic operator supplies the cleaning and office products. Equipment spare parts and product reposition materials are provided by the suppliers nominated by the franchisor in the case of the franchisees, and by SUPRILOG’s warehouse in the case of the outlets.

The franchisor chooses the suppliers and obliges the franchisees by contract to make exclusive use of them as well as the products selected and approved by the franchisor’s own quality control. The prices and delivery conditions are discussed by the franchisor with the suppliers for each chain (according to the trademark operated), without specification of the stores, with just some difference in relation to freight distance from the products source. Each store orders directly from the nominated suppliers, in almost all cases, by means of the program MERCADOR installed on the Internet. As for KFC, VENBO Franchises Department does the same service without the intervention of the franchisor Yum!. The contracts with the suppliers are always signed by the CEO (in Brazil known as Director Superintendent and here-on called DS), may or may not foresee exclusive rights and may have durations and clauses of price adjustments differentiated. The sales level in the outlets is controlled by the Field Consultants, outlets operation managers that respond to the General Manager of the firm (VENBO Outlets Department, in the case of Bob’s or CFK for the KFC brand).

4.1.2	Inventories

A specific norm determines the stock level that must be kept in the stores. The stores orders must be adjusted to the estimated weekly or monthly consumption and to the stock level defined for supplying security and to minimize the financial cost. Formerly there was a central stock belonging to Bob’s and administered by the logistic operator, an independent outsourced company. It was removed at the end of 2007 because it was very difficult to control the stock in power of the logistic operator who supplied other clients with similar products. It happened that the stocks were generally very high.

4.1.3	Consumption of products sold

The store computer system produces a daily report of the raw materials consumed in the selling of each product based on their compositions.

4.1.4	Waste

Every day the store manager checks the waste in product making, total in the case of a client’s refusal of an order or partial in the case of failures in the production process. This waste is set aside in appropriate bags and accounted for in a daily report sent to the Chain Support by the store manager. Out-of-standard waste is controlled and investigated by the Field Consultant and taken to the knowledge of the Outlets General Manager in the monthly reports. The franchisees carry out this control in their stores with varied procedures.

4.1.5	Human Resources

The store staff is defined by the system, according to the operational norms and the selling level and times of each sales point. The DS approves or refuses staff increase or reduction. He is the final authority for these decisions that are requested by the Brand General Manager (outlets). The same is valid for salary levels, benefits and bonuses or for awarding of target achievements or in contests and incentive campaigns. In all related to human resources, the DS has a final decision written in reports or specific forms.

4.1.6	Other expenses

Store leasing is defined by contracts whose final signature is always up to the DS. Having the contracts been signed, the payment control goes straight to the Treasury. According to hierarchical competences (here-on “competences” or “jurisdictions”) defined in norms, the payment may demand the signature of a Manager, Officer or even the DS. Public bills are paid directly by the Treasury, but the Field Consultants, the Brand Manager and the Operations Officer periodically control these expenses to check whether they fit the historical standards or analyze whether it is possible to generate savings. Maintenance is assisted by the Chain Support and its costs monitored monthly by the Store Manager, the Field Consultant and occasionally by the Operation Officer who can take the problem to the DS. Minor expenses, like cleaning and office materials are controlled and reported by the Store Manager.

4.1.7	Sales

The stores sales are effected by means of the electronic equipment of the sales point, linked to a fiscal thermal printer sealed up that the state tax inspectors (ICMS in Brazil = VAT) can access externally with appropriate equipment. The system works with a software common to all the stores provided by a specialized company and very much used in the retail market, especially in restaurants. Means of payment range from cash to credit and debt cards as well as checks (accepted only in special cases such as delivery and scheduled parties) and several types of meal vouchers. Only means of payment in the Brazilian currency are accepted. The sales point software registers the type of collection, either by the attendants’ keying in the terminal or by the automatic reading of cards and vouchers. The system itself issues a daily report called MRE that is sent automatically to the Chain Support, where it is processed and entered. It is used both for accounting purposes and management control of the stores operation. The MRE plus a hand-written report elaborated by the store manager containing further data such as waste constitute the tools that make it possible to elaborate the production and sales activity reports.

4.1.8	Sales Costs

The sales cost is processed in the accounting department, where the sales are recorded, as well as the cost of the goods sold (store system), the cost of the workmanship produced by the employees payroll, the waste recorded in the store reports and other expenses recorded by the suppliers payment system that are out of the cost system processed in the outgoings for sales (rents, public bills, etc.). The goods classified as A type are the products with higher unit value and the ones that demand a greater control of quantity consumed.

They are included in the composition of each product that the system downloads automatically. The B products that are not included in this category form the sales cost the moment they enter the store. Among them are the simple packaging, napkins, towels, straws, etc. The accounting department provides a monthly report about the contribution margin (or profit and loss) of each store that is analyzed by the field consultants, regional managers, brand general manager and the Chain Support operations director in the franchisor. The Operations Direction also has access to the profit and loss report of the franchise store allowing comparisons and corrective measures.

The financial sector and accounting department prepares a monthly consolidation of the revenues deriving from the store system with the values deposited in bank. All this chain of procedures and controls carried out by the operation and accounting services allows for high-level security of the monthly reports and confers to the business high credibility in the sales and costs figures announced. The periodic inventories of goods have different periodicity and depth. The store manager gets the daily consumption of all A and B products from the information system. He has to count the A products physically every day. He performs a monthly inventory of all the products that is sampled by the accounting staff. Annually, the external auditors carry out a rigorous inventory in some stores selected either randomly or by volume worked and without any intervening or noticing the company.

4.1.9	Manuals and other controls

In the company there is a set of store operation manuals that include from production to client service and administrative and financial operations. These manuals are used in training courses for franchisees and outlets staff. They are operation norms that must be respected and are controlled by the field consultants and regional managers. There is also an outsourced company that audits the stores checking the norms and standards fulfillment. This company’s report is on the Internet with access keys at the disposal of the franchisees or the own stores manager and field consultants and regional managers. Finally there is a system of “occult customer” or “mysterious customer” who visits the stores randomly and reports about what they observed in the store and the way they were served, the quality of the products, etc. It must be said that the chain stores are submitted to visits without any previous notice of sanitary authorities’ inspectors.

4.1.10	MOMIX

This is a program that is being assembled on the Internet and provides commercial data of sales, mix of products sold and other factors related to climate and other sources of influence on the commercial activity in the stores. Over 15% of the stores have already adhered to this program that is a way to spread valuable information for the chain management and, at the same time, an efficient way to control their activity online.

4.2	SUPPORT TO THE CHAIN AND FRANCHISEES

4.2.1	Supplies

The purchases made by the franchisee or in the Stores Support follow similar standards determined by the company’s set of norms. The purchases are processed by three basic systems: (a) PA Project Approval, which is elaborated by the sector interested for the execution of work, workmanships and purchases that involve projects, designs and, many times, several suppliers or service providers. Every PA is signed by the Officer of the area interested (or Officers, when there is more than one area involved) and by the DS. Generally, every project, reason for PA, is part of the annual budget and, depending on how much it is worth, may have to be approved by two partners or BFFC Board of Directors (the Board) because of the competences in force determined in written and registered norm; (b) MSR (Material and Service Request) is a document that authorizes the purchase of material, equipment or other assets and the hiring of some external service to be executed by third parties (small workmanship, consultancy, assessors services, etc.)

Purchases and services that are within a PA also require the emission of an MS. The approval is given by the DS, by the Area Officer or by the brand or area manager because of the competence norm and always going through budget control that determines whether there is cash allowance or whether the allowance has been depleted. The DS is the only one who can authorize expenses out of the budget and, depending on their value, may need previous approval from the Board. (c) Purchases by petty cash do not demand previous documentation and are the responsibility of the fund owner and are generally limited to R$500.00.

4.2.2	Human Resources

The same applies to the stores. The DS is the only one who is allowed to authorize recruiting, dismissal and to regulate salaries, benefits and bonuses or awarding. The collaborators’ payment is processed by an information system linked to the accounting department central system.

4.2.3	Rents and public bills

Rents are regulated by contracts always signed by the DS and other officer with power to represent the company. Public bills respond to official tariffs and the only thing to do is to control the use of the public services (electricity, gas, telephone, water) in order to achieve greater economy and efficiency in the core services of the group. This task is up to the brand general managers and the Administrative and Financial Officers in the Franchisor Department.

4.2.4	Other expenses

In general, the other expenses are concentrated on the property maintenance materials and services, and equipment (especially computing), on the purchases of fixed assets that are reasons for PA (or MSR, in punctual cases), and several expenses, like office materials, all ruled by MSR and signed according to jurisdictions. Travel and representation expenses are reason for special norms approved by jurisdictions, in which the DS reserves to himself the approval of trips abroad. There is a special system for the control of advance payments and rendering of accounts with rigid rules controlled by the budget control department and the treasury.

4.2.5	Revenues from Franchise Application Fees and Royalties

The franchisees of the brands operated by the group have to contribute the application fee, which is paid on the contract signing day and controlled by the Accounts Receivables financial department. In a permanent way, the franchisees pay the royalties fee monthly during the validity of the franchise contract (normally 5 years, although there are still 10-year-old contracts). This fee is a fixed percentage value over the stores’ gross sales. It is the Accounts Receivables department that issues the monthly collection documents and controls the receipts, issuing monthly reports of the debt position of the franchisees.

A special norm determines the form in which the collection is carried out up to the moment there is a need to appeal to the law services of the company for an eventual legal action against the franchisee. These procedures are avoided and many times an agreement is negotiated with the franchisee so that their debt is cancelled within a reasonable time, with application of fines, interests and/or indexation. The Financial Direction is responsible for this management as of 2008. Until 2007, this management was performed by the Operations Direction.

4.2.6	Marketing Fund

The franchisees, and the own stores too, contribute a tax on the gross sales to a fund destined to brand advertising and propaganda. The money from these contributions is not a company’s revenue and is tax-free. The Franchisor’s Marketing Direction plans the campaigns along with the Operations, Expansion and Supplies

Directions. The DS authorizes the annual program that the Marketing Director will administer. The marketing fund is the object of an independent annual external audit approved by the Franchisees Council. Account is given quarterly to the Council of the revenues and actions effected using the fund.

4.2.7	Other expenses

The expenses concerning taxes in general are calculated by the accounting service that makes use of a fiscal sector specialized and supported by external consultancy hired for such end, given the complexity and constant alteration of the Brazilian tax rules. The independent external auditors also carry out an annual revision of the taxes paid and the correct application of the law. Tax payment is made with the Financial Officer approval, except when the competence norms determine the DS’s signature as well. The taxes charged by official bodies such as health and hygiene, external publicity, right of use of property, etc. are processed by the stores or by the franchisor’s support department with management-level signature. Fiscal fines and filings are paid according to the competence norm and informed to the Area Officers for control effect. The Law Department intervenes in these cases and informs about the course of the proceedings on a regular basis. In the cases in which a deposit in court must be made, the DS has to sign.

5.	REVIEW OF THE PAST FINANCIAL YEARS SINCE 2002 AND OF 2007 IN SPECIAL

5.1	INTRODUCTION

The procedures and norms described in the previous chapter were practiced partially and increasingly in the years 2002 to 2006. It can be considered that in 2007 almost all norms were in force. However, throughout the year 2007 a new study of the processes was carried out, aiming to adjust to the arrival of new brands and to the new organization, improving the controls that demanded greater attention. As already mentioned in the introduction to this report, the new norms went into effect in 2008. We will comment on the continuation, especially the controls situation in 2007, highlighting their strengths and weaknesses. We divided the review into the following items: (a) Stores Information System, (b) Central Information System and Accounting, (c) Expense Controls, (d) Revenue Controls, (e) Chain Expansion, (f) Operation, (g) Training, (h) Human Resources and (i) Supplies.

(a)	STORES INFORMATION SYSTEM

This was one of the weak points of our controls that had, in many cases, to be substituted for manual controls without the same accuracy. The outlets’ equipment was out of step with technology and did not accept the introduction of new software made available by the supplier. It took several years to conclude the litigation with the supplier of the old equipment and start the replacement with new models that speed the operation and improve the controls. The park will be totally equipped with the new material only in April 2008 if the supplier manages to meet his contract commitments which today are greatly delayed.

The administration does not consider that from this situation there have appeared material mistakes in the store’s operation recording, thanks to manual work effort. More frequent and thorough inventories made it possible to recover eventual accounting mistakes of the automatic outgoings system. On the other hand, the system deficiencies resulted in further costs in the accounting services due to the unreliability of the automatic transmissions of the stores’ data to the central information system of the Franchisor Support. Double keying gave place to minor mistakes, of slow or hindered detection, though. As there is a control by averages of behavior of the stores by the operation department, these mistakes were minimized. The tendency is that in 2008 the new software will be introduced in all stores and a more automatic data transmission to the central and to the accounting system will be obtained, probably in a few months. This must reduce the mistakes and accelerate the production of the accounting and financial reports.

An unfavorable consequence of the system imperfections was the non-fulfillment of certain rules, called accessory tax obligations in special in RJ and SP States, where the Value Added Tax (VAT) is paid. The company was submitted to inspection requirements, which cost some fines and further costs to place the information inside the law. Curiously, the fines for breach of accessory norms (in fact, information registered in magnetic means not kept appropriately) are proportionally higher than the taxes that were paid regularly and on time. Between the second semester of 2006 and the first of 2007, it is estimated that we have incurred for this reason in expenses around R$1.0 million.

(b)	CENTRAL IT SYSTEMS AND ACCOUNTING

Since 2002, the new administration has been developing some important work in the Franchisor Department in order to be able to make use of IT properly enabled to supply agile and frequent chain management information. The company makes use of ERP software from the company Microsiga, called Protheus. In the last 4 years, we did 2 upgrades of this system and eliminated a program alien to our cost system that would not allow its agility and use to the full. That is the cost system which was briefly described in the previous chapter and today runs in the Protheus. At the beginning of 2008, we are incorporating other parallel programs that are already running in Protheus: accounts payables, receivables and sales. This has definitely eliminated parallel programs that demanded permanent external maintenance, a lot of production slowness, as well as frequent manual corrections and interventions.

It is not a question of relevant mistakes that affected the accounting reporting. The central IT systems have been properly equipped in the past years and to day have equipment and a DPC that can meet the set of activities of the group without much difficulty. These systems are starting to provide important data for the management. The accounting is carried out with accounting severity. However, the lack of precision of the documents that generate it in terms of classification make the accounting present errors that do not affect the results, but can alter the management decisions. We have been working in order to wipe away the register of these minor but significant errors for a good administration of the business. The central information system still presents some problems of external data transmission (of the stores and the Brand Support sector) that do not affect the result but affect the dynamics and production speed of the accounting reporting, which also has a reflex on the administration cost. On the other hand, the DPC is physically located in a sector that does not respond totally to the more rigorous norms of security and secrecy. Even so, safety back-ups are made externally, what somehow preserves the compulsory fiscal registers and historic data useful for the management. There is not a well-structured contingency plan in the case of important imperfections in the ERP system.

The accounting team is formed by professionals of the area and the company relies on an outsourced Audit and Accounting Service that carries out a revision of the most important entries, and closes the consolidated balance sheet of the BFFC group. This balance sheet is submitted to the Audit Committee of the Board, to the Independent External Audits and to an accredited accountant in the USA who also prepares the annual tax return before the American fiscal authorities.

(c)	EXPENSES CONTROL

Since the new administration took over the command of the company in 2002, the expenses control has been one of the main focuses of the management. The norms of expenses approval and payments control have been updated and a new process has been introduced. The main document to liberate payments was a Payment Voucher that was issued by the origin sector. Next, it went through the treasury for control of the accompanying documents (receipts, debt notes, travel advance payment request, petty cash replacement, etc.). Then, it got an officer’s signature and finally the DS’s. Later on, the DS’s signature was reserved only for values above a limit established by the competences. The person in charge of the Finances (at the time, an external consultant, who, in January 2007 was hired as Financial Officer), signed all the documents.

A daily payment schedule was organized for each day and a projection for the rest of the month was carried out. This program was revised by the DS and monthly monitored by BFFC’s controlling partners. In each revision, the payments reality (and revenues, as we will here in see) of the previous day was presented and the projection corrected. At that moment, the bank statement received over the Internet was controlled and a line was used to indicate the floating corresponding to checks not debited or credited and eventual credits and debits made by the Bank (taxes, deposits by third parties, etc.). In our opinion, this control was always very effective and avoided any embezzlement or fraud on the part of the employees. Throughout that time, the DS and the Financial Officer used to have a strict view of the cash-book, bank balance and the nature of the expenses authorized. In the checks issuance, the signature of two officers has always been obligatory, but the Financial Officer does not have power of attorney to sign. This multiplies the chain of responsibilities and the crossed controls per different areas of the company.

In 2002, the PA already existed for project approval, always signed by the DS. From 2002 to 2006, several store refurbishment works were budgeted and approved by means of a PA, which was signed both by the Engineering Department and the Operations Officer, besides the DS. Each PV (payment voucher) contained the PA number, allowing the Treasury department to check the nature of the expense. The Protheus system has always issued a monthly report of all the daily expenses classified by financial nature. The DS promoted (and still does) a meeting at the beginning of the following month in which he presented his doubts about the payments. The meeting was attended by the Financial Officer, the Operation Officer, the Own Stores Manager, the Financial Manager and the HR Manager.

In 2007, the document Materials and Services Request (MSR) was introduced (it existed before 2002, but was not in rigorous use). This facilitated the control prior to the payment commitment. In the new process that started in 2008, the PA-MSR together makes it possible to reduce the PV signature jurisdiction. The Area Officer’s or Manager’s signing the bills became more important as they certify the reception of the goods or service rendered according to the demand. As all the contracts go through the Law Department signature and the DS’s, there is a guarantee in the values committed in the most important cases that are supported by this type of document (rents, third party services, purchases of fixed assets, etc.).

In the administrators’ viewpoint, the payment system is highly reliable and is in the hands of several jurisdictions that represent a high guarantee against internal frauds. In the new 2008 format, the system has grown in terms of controls, as a Budget Control Department has been created, where PA, MSR and PV circulate in 100% of the cases. This department checks the existence of budget allowance and the correction of the expense classification. The payment route has been changed, with Treasury coming before Accounting, which brought more fluidity to the system. With a more hierarchical jurisdiction norm, it has been possible to reduce the DS’s signatures and better distribute the responsibilities among directors and managers. The emphasis is being put on the approval of PA and MSR which are the expense sources and not on the PV, as it was before, a document that only sanctioned what had already been agreed. There are no risks of significant alterations in the accounting and financial statements because of mistakes or deviations in the expense payments.

(d)	REVENUE CONTROLS

(d)1	STORES

The stores’ revenues are divided into cash, checks, credit and debit cards, paper and electronic meal vouchers (SMART). The use of the cell phone for collection in store (OI PAGGO) is being introduced.

The money is collected with variable periodicity of stores, but always within the week. In the stores there are deposit safes for safekeeping. The outsourced security van takes the change to the stores, collects the sales money and deposits it in the Bank. The Store Manager accounts daily for the change received, the sales money received, the money handed over to the transporter and the balance that occasionally stays in the store. This is included in the MRE document that is electronically transmitted to the Franchisor Chain Support and later on sent on paper, duly signed. The MRE is issued by the system and manually complemented with data that do not go through the system automatically (collection of SMART electronic vouchers) and data referring to daily water, electricity and gas consumption.

There are few possibilities of embezzlement in the store, but for the sales not recorded in the system that, however, require the complicity of several people and can be detected by the excessive product consumption or the form of exaggerated waste. The monthly control of the store’s profit and loss results allows for the monitoring of the financial movement. The administration sees that the current processes and methods of money control are the ones practiced in the retail market as a whole and the likely and occasional embezzlement cases do not affect materially the results exposed in the accounting statements.

On the other hand, the Accounting performs the bank conciliation that crosses the daily MRE, conferring safety to the money transportation and deposit.

As for the credit and debit cards, the collection control goes straight via system, as they necessarily go through the reading machine linked to the cashier terminal. The problem we have had in this collection is the later revenue control done by deposit in our Bank by the administrators. We normally receive a monthly statement that can, in certain cases, be consulted via Internet. Comments per irregular revenues happen, but the time spent on the search for vouchers in general is not compatible with the stated period of the claim. In 2006, we had to adjust the accounts receivables balance which affected the result in the order of R$1.0 million. We dedicated 2007 to improving the controls and we realize that, at the moment, there still exist differences, but they have been reduced to acceptable values. In this case, we do not see any possibility of internal fraud. The differences are with the administrators and will be object of more frequent claims and adjustments.

Meal vouchers that are processed with credit-type cards offer the same problems above mentioned. In 2007, we performed a more accurate conciliation. It is not difficult to compare the account balance with the sales record and the collection period. This value started being checked monthly in order to assure its consistency. However, we still have the electronic SMART-type cards, which are not connected to the cashier terminal and may present attendant’s deviations if they do not register the order, and demand periodic loading and unloading in external establishments. Again, it is a case of minor deviations, as a major fraud would be made evident in the stocks or the store’s results.

Payment by check was excluded in the stores, but the check is still accepted for sales on delivery (which, with some exceptions, allows for checking the customer’s home for occasional claims), and, in the case of parties in which the check is deposited before they are held or the payer is identified and has fixed residence. Again, it must be said that there may be cases of non-registered check operations that enter the control already mentioned. In the delivery, there is a control by the call-center system that registers the orders and the payment form and produces periodic reports.

In short, the collection in store demands accurate controls that, in general, are carried out with precision, but still offer possibilities of non-material deviations of little relevance, proper of retail activities. We have been improving the collection control of the electronic means to minimize the differences in the conciliation with the administrators. Since 2007, this matter has been the object of revision and adjustments in order to avoid distortions in the accounting statements.

(d)2	FRANCHISES

The Franchisor’s Accounts Receivables department is responsible for the issuing of deposit slips the franchisees use to pay their liabilities in bank: initial fees, royalty and marketing tax, and, in special cases, rents (sub-leases). This function is complex and delicate. The AR receives internal documents that specify the collection conditions that it keeps in electronic file.

The initial fees are, in general, of easy collection, in the case of new franchisees, eager to inaugurate their stores and operate. The franchisees that renew franchises usually delay the payment of the fee a little longer and require the intervention of the AR, and rarely face a judicial execution. Operations collaborate in these cases to avoid delays by means of the Field Consultants or Regional Managers, but the responsibility of the collections is with the Finance and Law department.

Still, the royalty and marketing fees are charged monthly based on the gross sales information that the franchisees are obliged to communicate within the first 3 working days of each month. The communication is via Internet and used to present delays in many cases. As the deposit slip must be sent by email on the fifth working day to facilitate the payment on the expiry date (12th and 18th, respectively), when the sale is not received, a value is decided by the target previously established by common consent with the franchisee, and the real value is adjusted in the following month’s collection.

The system works correctly; however, there is always a degree of default that makes certain franchisees delay their payments. The AR department has an established routine to proceed in these cases towards claim, notice, and, in extreme, go the judicial way for collection. Throughout the year 2007 there was still the intervention of the Operations department first in the negotiations for delay with the franchisees. In fact, it is necessary to study each situation to define the cause of the delay: store’s inefficient operation, change in the point conditions, accidents, wrong fund administration, etc. As of 2008, the Operation will keep periodic reports of the default franchise behavior that the Finance Direction will be able to consult.

The collection lawsuit will be up to the FD, along with the agreements negotiation to solve the claims. Without agreement, Operations will have to make a decision together with the DS to suit the franchisee and eventually cancel the franchise. This change will be really important and will allow the FD to carry out the action for debt and avoid the field consultant’s stress with the franchisee. Every six months the DS gets together with the Operation, Expansion and Finance Officers to consider the list of franchisees in default and the situation of the agreements signed or to be signed. From this meeting there comes the decision to perform a Doubtful Debt Provision (DDP) that may surpass the DDP made by the accounting rules. Occasionally it is defined the uncollectible cases that are removed from the “accounts receivables”. The administration realizes that these analyses were carried out throughout the year 2007 with all precision and that the receivables that appear in the BFFC assets balance sheet are consistent with reality. Currently, the effective franchisee default is on a reasonable level for the market averages that oscillate between 3 and 5% of the invoiced.

(e)	CHAIN EXPANSION

The Expansion Direction aims to attract new franchisees, renew or not the franchises that come to contract due date and look for new points for the chain growth, be it with own stores or franchisees. For this last item, we hold a weekly meeting on the analysis of the opportunities prepared by the Expansion Manager in which new points are chosen and strategies for chain growth in all trademarks are defined.

Franchisee selection follows an extensive and rigorous rite. A specific norm determines the search ways and the conditions to admit a new franchisee or to give an existing franchisee a new store. We seek not to admit franchisees without vocation to operate stores, avoid the mere investors who will delegate the store to third parties. We require from the franchisees a minimum of 50% of the investment with own capital and a minimum equity of 51% in the control of the company to which he will yield the franchise received in personal character. The franchisee must accomplish the training plan fixed by the brand’s norm, condition indispensable for his admittance to the chain.

The rigor imposed to the applicants in the selection throughout the years 2002 to 2007 improved significantly the franchisees’ level and reduced the default, at the same time increasing the sales and the profits of the stores with evident gain for the franchisee and for the franchisor.

The process has the participation of the Expansion Officer, the HR and Training Officer and the Finance Officer, on the final selection stage.

(f)	OPERATION

The Operation Direction controls and stimulates the effective functioning of the outlets and franchisees chain. The controls that they exert on the storekeepers tend to assess the results, providing for the difficulties of automatic controls not always efficient, as seen in the expense and revenue controls. The activity is performed by the field consultants and regional managers who supervise all the outlets and franchisees with an appropriate periodicity. Moreover, they make use of the already mentioned reports of the external audit and the occult and mysterious clients’ reports. There is reliability on the franchisees’ sales information, which the royalty and marketing fee collection is based on, it is performed by evolution comparison of the production, taking care of the timeliness of our sector. We also have the control in the most important purchases made by the franchisee through the MERCADOR system or by direct communication from the supplier, which makes it possible to detect unconformity between the acquisition and the sales level.

(g)	TRAINING

The training department, which in August 2007 stopped being a direction to be incorporated into the HR Direction, has no direct influence on the accounting statements. It works with a budget defined for the following year in the months of October/November of the previous year. It comprises the training of the new franchisees and store operators, their recycling and professional formation and staff improvement of the Chain Support in the Franchisor and trademarks. The expenses control goes through the normal expense process already mentioned with the intervention of the Budget Control department and the signatures of the PA, MSR and PV forms already mentioned.

(h)	HUMAN RESOURCES

We have already mentioned that the fundamental decisions in the expense processes are restricted to the DS. This control is performed with precision and is in the hands of the most reliable people in the company. The DS performs a monthly control of the value of the expenses on salaries and social charges. The benefits are defined in contracts with third parties (health, transport voucher with payroll withholding, food, life insurance). The system is totally automated and outsourced and fed by the HR staff that calculates vacation, thirteenth salary, discounts, and carries out the dismissals. In the latter case, the HR Officer signs the rescissions that are later authenticated by the FD. Periodically, verification is performed by sampling in the calculations. There should not be short payments as the calculations are revised in the Union or in the Labor Ministry. Big payments will be detected by the HR Officer if they are material or in the periodic controls by sampling. The penalty for an employee who tried to defraud in this terrain is dismissal without labor rights and this in general inhibits these procedures.

The HR works in the staff selection for the sectors of Chain Support and store managers, and advises and collaborates with the staff selection for store made by the store manager.

The HR department deals with the company’s atmosphere, the career plan and the salary grid always with the DS’s approval.

The HR Direction also has an activity dedicated to Social Responsibility. For that purpose it makes use of some allocation included in the budget and controlled by the Budget Control department and the DS.

Without a doubt, the HR is one of the reliability activities of the Administration and even with periodic controls depends a lot on the honesty of their employees to prevent embezzlements.

(i)	SUPPLIES

The Supplies Direction develops a prospecting function in the product market for the operational activity, their selection and purchase management. They participate actively in the product development for sale and collaborate with the FBP suppliers to adapt them to our needs and reasonable price levels. Every contract is signed by the DS and is reason of long negotiations in which the franchises perform a strong supervision even without the right to vote. The direction has a technician specialized in food that performs the quality control of the materials selected and of the products developed for sale. The Supplies Direction works with a budget for their structure and with targets for the cost of sold merchandises.

Its results are assessed by the directions involved: Operations, Expansion, Marketing, and Finance. The supervision performed by these departments consists of comparisons of historic prices, data obtained in the market and contacts with other companies in the same business. The DS is particularly attentive to the sector activity and has direct participation in the negotiations with the most important suppliers. This is another sector where it is difficult to assure total transparency of all employees in the choice of the store’s minor or Support products like office and cleaning material and reposition material for photocopying machines and others of internal use.

The department meets the requirement of surveying prices in the market, but the control can only be performed by sampling, which is not always carried out due to the difficulty that it involves. Supplies staff honesty is a factor that has no substitute for controls, no matter how perfected they are. The discovery of employees receiving commission from the suppliers can only happen by chance. We have never detected any problem of the type, but we cannot assure that it did not exist. Only that their influence on the company results is not material, given the DS’s and other officers’ participation in the negotiations with the big suppliers.

6.	CONCLUSIONS

6.1 The company’s employees receive training and possess manuals, processes and norms they are aware they have to obey at all moments. Among others, there is the Ethics Code that is a commitment that staff signs with the company when they become its employees and collaborators. In special, the team who manufactures the accounting and finance documents, which are to be presented to SEC and to the local authorities (Brazil) and are spread out to the shareholders, is integrated by capable people, professionals who know deeply the tasks entrusted to them. The administrators, in turn, possess all the elements necessary to assess the correction of the information recorded in these documents by themselves or by means of the employees hired for that purpose as internal auditors and independent external auditors.

6.2 Our business has, as any other business, risk factors both internal and external. From the internal point of view, we have the risks common to all retail operators and in special restaurants and more specifically fast-food. The operations are many, variable and complex. They involve young and inexperienced staff at the store front who, in spite of being trained, may present abnormal or unethical behavior. Multi-functional employees require different types of selection and training conditions. The geographic dispersion of the own stores, where 1300 people work, impose special remote controls. And the franchisee control is still more difficult since dispersion is bigger, occupying today all the Brazilian States, in a country of continental proportions.

On the other hand, the external risks are permanent challenges caused by a strong and active competition, as we work in an unstable economy subject to political changes and changes of the world’s economy to which we are very sensitive. Brazil also presents a very complex and mutant tax system that issues lots of norms, decrees, provisional measures, laws, regulations and transitory provisions that make the businessman’s activity a tax challenge of unpredictable results. Our company struggles against these factors and against the bureaucracy of unimaginable complexity through class associations we belong to and where our DS holds a post.

Along with the federal, state and municipal taxes, there are also daily inspections from the Public Health Department and environmental controls and the Public Ministry interventions in the publicity activity and consumer protection. In this scenery of difficult administration, our company positions itself as an entity that performs its public duties, respectful of laws and with total transparency in the corporate governance. Keeping this position is a daily challenge and we are not exempt from mistakes that make us search for varied solutions to correct. We are in an environment where justice is slow and, by the complexity of law, many times of dubious interpretation, what makes us consider private contingencies always highlighted in our reports as risk factors when they are able to alter the results in a material way. As far as risks are concerned, in the way the transactions are authorized, processed and recorded, and gets reflected in the financial reports, we, the administrators, understand that they are of little expression, so many are the controls and the centralization, at times exaggerated like in the detailed analysis, one by one, of the teller transactions that the DS performs monthly. The company thinks that vulnerability to fraud is low and under control.

6.3 Great part of the controls in the company is automated, as we use two modern developed programs that enjoy prestige in Brazil: SNACK for the stores and PROTHEUS, the ERP that performs the accounting and the management reports more used. Human error gets reduced to a part of the data entry that is not processed by economic means, which is nowadays partly eliminated with the advent of new processes put into service in 2008 and with the total renewing of the stores’ information technology facilities that will be concluded this April 2008.

We operate at a good precision level of the financial reports due to work professionalism, to the capacity of the finance and accounting areas operators and to the permanent evolution of the IT systems. The most important controls appear duplicated or repeated through the intervention of different departments among which the recently created department of the Budget Control acquires special interest. We think that the most efficient controls are the ones that refer to authorization of expenses, the investments in assets and to the HR department in terms of recruiting, dismissals, salaries and benefits. We have still to improve the Accounts Receivables department starting by the automation of the franchisees’ collection that has passed on to the financial area and with studies that we have been carrying out in order to automate the bank conciliations and the credit cards and meal vouchers.

6.4 The company is still a small-sized company that allows the total involvement of all the direction and managing levels in the work and controls, with a special and permanent dedication of the DS. The reporting service is centralized, facilitating the controls. Any financing and accounting deviation may be detected quickly to avoid major problems. We are sure that currently our control levels do not jeopardize the financial reports materially. The major problems the external auditors signaled in the years 2005 and 2006 focused on the stores revenues controls by cards and vouchers, on the bank conciliation, due to the delay it was being done, on the franchisees’ debts and on the fiscal obstacles the Brazilian companies face on a daily basis.

Controls improved a lot in 2007 and the new processes and norms introduced in 2008 must be an efficient answer to the first problems. In relation to the fiscal situations, we have appealed to external consultancy and sought to take steps that prudence demands in the provision of relevant contingencies. In their entirety, controls are operating in the way they were defined. The new processes will still take some months to be practiced without mistakes, but the first results are showing consistency. The DS has conferred authority to the controllers that, in their turn, have been chosen by the competence and trust they offer the administrators. We highlight once more that in terms of the data contained in the financial reports, we put our trust in and recognize merit in the internal auditors, on the independent external auditors, on the fiscal consultants of local prestige, on the accountants who review the accounts in the USA and in our law advisory body in Brazil and in the USA, all of recognized public performance.